As filed November 22, 2000                               File No. __________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            EZEE RIDER CORP.
             (Exact name of small business issuer in its charter)

      Delaware                     4723                  16-1591048
--------------------     ------------------------     ----------------
(State or jurisdiction   (Primary Standard            (I.R.S. Employer
  of incorporation or     Industrial Classification    Identification No.)
  organization)           Code No.)

      2541 Monroe Avenue, Suite 301, Rochester NY, 14618  (716) 244-1870
----------------------------------------------------------------------------
       (Address and telephone number of principal executive offices)

              2541 Monroe Avenue, Suite 301, Rochester NY, 14618
----------------------------------------------------------------------------
                 (Address or principal place of business or
                    intended principal place of business)

                        Morris Diamond, President
    2541 Monroe Avenue, Suite 301, Rochester NY, 14618  (716) 244-1840
----------------------------------------------------------------------------
         (Name, address and telephone number of agent for service)

                       Copies of all commuincations to:
                            Craig A. Stoner, Esq
              C/O Dill Dill Carr Stonbraker & Hutchings, P.C.
              455 Sherman Street, Suite 300, Denver, CO  80231

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act,
check the following box.                                           /X/_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.            / /_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            / /_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            / /_____

If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                          / /_____


                    CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------
                        Dollar
Title of Each           Amount      Proposed Maximum     Amount of
Class of Securities      To be       Offering Price     Registration
to be Registered       Registered     Per Unit             Fee
---------------------------------------------------------------------
Common Stock           $500,000         $0.50           $ 132.00
---------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure Alternative used (check one)
            Alternative 1         ;      Alternative 2    X
                          --------                     --------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2000
                             EZEE RIDER CORP.
                        1,000,000 SHARES OF COMMON STOCK
                               $0.001 Par Value

We are offering 1,000,000 shares of common stock for sale to the public. We are not required to sell any specific number or dollar amount of shares but will use our best efforts to sell the maximum number of shares offered. See "Underwriting" which explains in detail the terms and conditions of this offering. This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or _________________ [90 days from the date of this prospectus]. Please note that we may extend this date for up to an additional 90 days.

There is no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to us as received and need not be refunded to the purchaser. There is no minimum amount which must be purchased by a subscriber.
                             ----------------------
There is currently no market for our shares and no market may ever develop for our shares. We intend to apply for listing of our common stock on the OTC Bulletin Board after the effective date of this prospectus.

                             ----------------------
THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                             ----------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                               UNDERWRITING DISCOUNTS
SHARES OFFERED BY EZEE RIDER      PRICE TO PUBLIC               AND COMMISSIONS (1)         PROCEEDS TO EZEE RIDER (2)
--------------------------------- ---------------------------- ---------------------------- ----------------------------
Per Share                                $    0.50                    $   0.05                   $     0.45
--------------------------------- ---------------------------- ---------------------------- ----------------------------
Total Offering                           $ 500,000                    $ 50,000                     $ 450,000
--------------------------------- ---------------------------- ---------------------------- ----------------------------

(1) Underwriting commissions and discounts: We are acting as the general selling agent. If broker-dealers are used to sell the shares, we will pay them up to a 10% commission.
(2) Proceeds to EZEE Rider: These amounts do not reflect the deduction of expenses of this offering, estimated at $60,000.

                            EZEE RIDER CORP.
             2541 Monroe Avenue, Suite 301, Rochester NY, 14618
                               (716) 244-1870
              The date of this prospectus is ___________, 200__
1

 TABLE OF CONTENTS

Prospectus Summary                                                 3
Special Note Regarding Forward-Looking Statements                  3
Risk Factors                                                       4
Dilution                                                           7
Dividend Policy                                                    8
Use Of Proceeds                                                    8
Summary Financial Data                                             9
Plan Of Operations                                                 9
Description Of Business                                           10
Description Of Property                                           14
Management Of The Company                                         15
Directors And Executive Compensation                              16
Security Ownership Of Certain Beneficial Owners And Management    16
Interest Of Management And Others In Certain Transactions         17
Description Of Securities                                         18
Plan Of Distribution                                              18
Method Of Subscribing                                             19
Expiration Date                                                   19
Right To Reject                                                   19
No Escrow                                                         19
Transfer Agent                                                    20
Sec Position On Indemnification                                   20
Legal Matters                                                     20
Experts                                                           20
Available Information                                             21
Reports To Stockholders                                           21
Financial Statements                                           22-28
Dealer Prospectus Delivery Obligation                             29

                                 PROSPECTUS SUMMARY

OUR COMPANY

EZEE Rider Corp. is a corporation that was organized under the laws of the State of Delaware on July 12, 2000. EZEE Rider was formed for the purpose of becoming a transportation freight amalgamator of small motor carriers with our only office located in Rochester, New York.

We intend to evolve our business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States.


THE OFFERING

      Securities offered............1,000,000 shares of common stock at
                                    $0.50 per share

      Securities outstanding prior
        to offering ................960,000 shares of common stock (as of
                                    November 22, 2000)

      Securities outstanding
        Subsequent to offering,
        assuming all common stock
        is sold  .................. 1,960,000 shares of common stock

      Use of Proceeds...............Estimated at $390,000 net of offering expenses. To be used for marketing,
                                    furniture and equipment, acquisitions and development of franchises, and working capital.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" in deciding whether to purchase the securities offered under this prospectus.


              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this
3
 prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.


                                RISK FACTORS


YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless.

If we sell only a small amount in this offering, we will only be able to fund limited activity that may be insufficient to generate revenue in amounts that would avoid material adverse consequences to the Company.

Our opinion from our independent certified public accountant has an explanatory paragraph that states that ".The Company is in its start-up phase and has no operating history. The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated." This means that we do not have sufficient capital resources to operate in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that if we do not raise sufficient capital and do not continue operations, it is likely the amount you could sell your common stock purchased in this offering for will be lower than the amount you paid for it.

We rely on our president, Mr. Morris Diamond, and our secretary, Ms. Shirley Diamond. Since we have no other employees, if we lose their services, we will cease operations causing your investment to be worthless.

We depend upon the continued services of our two executive officers. Since we have no other executive officers and no capital with which to attract others at this time, the loss of their services could cause our company to go dormant or to close down, which would cause the value of your common stock purchased in this offering to become worthless.

We do not currently maintain "key-man" life insurance on our executive officers, and there is no contract in place assuring their services for any length of time.

Our officers have no experience in operating a trucking company and the limitations imposed by the absence of other experienced staff could cause our company to fail in its business.

We rely on our officers to start and operate our company even though we have no commitments for trucking contracts or franchisee commitments and may not be able to generate such contracts or commitments in the future. If we are unable to generate such contracts or commitments, the value of your investment may decline or become totally worthless.

We expect to expend significant time and effort in expanding our business, including the potential for acquiring other businesses. This growth may place a significant strain on our resources. We cannot be certain that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant additional responsibilities on members of our management, including the need to identify, recruit and integrate new senior level managers and executives. We cannot be certain that we can identify and retain such additional managers and executives. As a result, we cannot assure you that we will be able to expand our business or manage any future growth effectively and profitably.

Having no operating history makes it difficult to evaluate our business and forecast our future operating results. We have not proved that we can market so as to originate trucking contracts, franchise agreements or acquire certain small motor carriers and then provide service satisfactorily to implement our plan of operations. Our cash flow will be dependent on the successful implementation of procedures to originate and service trucking contracts, franchise agreements and acquire certain small motor carriers; if these procedures are not implemented properly, the business could suffer from poor cash flow which will cause the value of your investment in our common stock to decline or become worthless.

When we enter into trucking contracts, we may do so at fixed rates. If fuel costs rise in the market in general, that could mean we could encounter the situation where the upward movement of fuel prices would result in lower or negative profitability. This could cause the value of your investment to decline.

Federal and state authorities have from time to time asserted that independent contractors in the transportation industry are employees rather than independent contractors. Where independent contractors are used, Federal and state authorities could challenge this position. Furthermore, laws, including tax laws, and interpretations of various laws, may change. If we were required to pay for and administer added benefits to independent contractors, our operating costs could substantially increase.

We anticipate that drivers may be involved in accidents from time to time. We currently carry no liability insurance. However, as operations commence, we will seek to obtain coverage of $1,000,000 for each accident (subject to applicable deductibles) with umbrella coverage up to $25 million. We cannot guarantee that claims against us will not exceed the amount of coverage. Were there to be an adverse trend in the frequency or severity of accidents, liability claims or workers compensation claims against us, or unfavorable resolutions of those claims, our operating results could be materially adversely affected. Significant increases in insurance costs could reduce our profitability.

We believe that the market for our services is highly competitive. Price competition is often intense, especially in the market for basic delivery services. We will be competing with a large number of other transportation service entities. While we believe that we can compete effectively with these other entities, we cannot guarantee that we will be able to maintain our competitive position in our principal markets.

 Our delivery operations are subject to various state, local and federal regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses or to comply with these laws and regulations could subject us to substantial fines or could lead to the revocation of our authority to conduct certain of our operations.

Competition for drivers is intense within the trucking industry. We may experience difficulty attracting and retaining qualified drivers and owner-operators. This would result in a reduced level of service and our ability to obtain new business. We may incur significant expenses in recruiting, marketing and training new employees.

The trucking industry is subject to possible regulatory and legislative changes, such as increasingly stringent environmental regulations or limits on vehicle weight and size, that may require changes in operating practices and increase the cost of providing truckload services. In addition, rules proposed by the Federal Highway Administration governing registration to operate by interstate motor carriers, if adopted, may require us to reregister to conduct interstate motor carrier operations and therefore, could negatively affect our business and operating results.

Unions such as the International Brotherhood of Teamsters and its locals have traditionally been active in the U.S. trucking industry. We anticipate that if we have any employees they may be subject to union organization efforts from time to time, and we could be subject to future unionization efforts as our operations expand. Unionization of any of our workforce could result in higher employee compensation and working condition demands that could increase our operating costs or constrain its operating flexibility.

Our transportation services could involve the handling, transportation, storage, and disposal of bulk liquid chemicals, many of which are classified as hazardous materials, hazardous substances, or hazardous wastes. Stored diesel fuel and other petroleum products at terminals are subject to environmental, health and safety laws and regulation by U.S. federal, state, and local government authorities. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Changes in such laws and regulations could impose significant costs on our operations and reduce profitability.

There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

The stock market has from time to time experienced significant price and volume fluctuations that may be related or unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our stock if a market develops. In addition, the market price of our stock may be highly volatile. Factors such as a small market float, fluctuations in our operating results, failure to meet analysts' expectations, announcements of major developments by us or our competitors, developments with respect to our markets, changes in stock market analyst recommendations, if any, regarding us, our competitors or the industry generally, and general market conditions may have a significant effect on the market price of our stock.

 If a market develops for our common stock, our common stock would, most likely, be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.


                                 DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

"Dilution" represents the difference between the public offering price per share of common stock and the adjusted pro forma net tangible book value per share of common stock immediately after the completion of this offering. Dilution arises mainly from an arbitrary decision by EZEE Rider about the offering price per share of common stock. In this offering, the level of dilution will be increased as a result of EZEE Rider's low net tangible book value before this offering.

The following table illustrates the anticipated dilution of a new investor's equity in a share of common stock at different amounts of success with this offering, based on our net tangible book value at August 31, 2000:

------------------------------------------------------------------------- --------------- --------------- -------------
                                                                            25% SOLD        50% SOLD      100% SOLD
------------------------------------------------------------------------- --------------- --------------- -------------
Offering price per share of common stock                                     $ 0.50          $ 0.50         $ 0.50
------------------------------------------------------------------------- --------------- --------------- -------------
Net tangible book value per common share before offering                     $ 0.01          $ 0.01         $ 0.01
------------------------------------------------------------------------- --------------- --------------- -------------
Increase per share attributable to new investors                             $ 0.15          $ 0.22         $ 0.31
------------------------------------------------------------------------- --------------- --------------- -------------
Pro forma net tangible book value per common share after offering            $ 0.15          $ 0.23         $ 0.31
------------------------------------------------------------------------- --------------- --------------- -------------
Dilution per common share to new investors                                   $ 0.35          $ 0.27         $ 0.19
------------------------------------------------------------------------- --------------- --------------- -------------
Percentage dilution                                                             69%             54%            37%
------------------------------------------------------------------------- --------------- --------------- -------------

The following table sets forth, as of August 31, 2000, after giving effect to the sale of 25%, 50%, and 100% of the offering, a comparison of the respective investment and equity of the current shareholders and investors purchasing shares in this offering.

                                                   25% OF OFFERING SOLD

-----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
------------------------------------------ ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
------------------------------------------ --------------- --------------- -------------- --------------- -------------
Existing shareholders                            960,000        79%             $ 9,600         7%            $0.01
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                    250,000        21%             125,000        93%            $0.50
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                          1,210,000       100%           $ 134,600       100%
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------

                                                    50% OF OFFERING SOLD

-----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
------------------------------------------ ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
------------------------------------------ --------------- --------------- -------------- --------------- -------------
Existing shareholders                            960,000        66%             $ 9,600         4%            $0.01
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                    500,000        34%             250,000        96%            $0.50
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                          1,460,000       100%           $ 259,600       100%
------------------------------------------ --------------- --------------- -------------- --------------- -------------


                                                    100% OF OFFERING SOLD
-----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
------------------------------------------ ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
------------------------------------------ --------------- --------------- -------------- --------------- -------------
Existing shareholders                            960,000        49%             $ 9,600         2%            $0.01
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                  1,000,000        51%             500,000        98%            $0.50
- ----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                          1,960,000       100%           $ 509,600       100%
------------------------------------------ --------------- --------------- -------------- --------------- -------------

                                 DIVIDEND POLICY

To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

   USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds are estimated to be $390,000 after expenses of $60,000 and a 10% selling commission on all of the shares. To the extent that we sell more shares without using the services of a placement agent, the net proceeds will be increased. We intend to use the net proceeds, along with any other financing sources that may become available to us, to support our anticipated growth over the next twelve months. We expect to experience negative cash flow from operations for at least the next six months.

We expect that our cash requirements will exist principally in the following areas and, based upon the level of success we achieve in this offering, we anticipate using the proceeds from this offering as follows:

Level of Success in this Offering:

                                            25%         50%         100%
                                            ---         ---         ----
Marketing and Sales                      $15,000     $30,000      $60,000
Office Space                              10,000      12,500       15,000
Computer Equipment                        15,000      20,000       25,000
Acquisitions and Franchise Development    10,000      75,000      200,000
Working Capital                           20,500      34,500       90,000
                                       ----------   ---------   ----------
Total -                                  $70,500    $172,000     $390,000
                                       ==========  ==========   ==========
8

The amount and timing of any of the above expenses will depend on various factors, including rates of business growth, specific technology, capital equipment and other requirements imposed by our customers and opportunities presented to us.

Our total capital requirements over the next several years are likely to be substantially more than the anticipated offering proceeds. However, assuming that we are able to sell all of the shares of stock we are offering, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months. Any changes in proposed expenditures will be made at the discretion of EZEE Rider's board of directors.

Pending such uses, we intend to invest the proceeds from this offering in short term, investment-grade, and interest bearing securities.


                             SUMMARY FINANCIAL DATA

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. Interim results may not be indicative of the results of operations to be expected for a full fiscal year.

Balance Sheet:                     August 31, 2000
--------------------------------------------------

Working Capital                        $5,487
Total Assets                           $6,900
Total Liabilities                      $1,513
Stockholders' Equity                   $5,387

                                   From July 12,2000
                                    (date of
Statement of Operations:            inception)
---------------------------------------------------
Revenue                               $  -
Operating Expense                     $  -
Operating Income (Loss)               $  -
Other Expenses                        $ 1,513
Net Income (Loss)                     $(1,513)


PLAN OF OPERATIONS

Following is our plan of operations based upon the amount of capital we raise in this offering. We intend to engage in the business of amalgamating the transportation capacity of small motor carriers. See "Description of Business". In order to operate, we must have capital to fund the marketing and infrastructure (computer equipment, office space, and general overhead) necessary to originate contracts with small motor carriers as a means to amalgamate the transportation capacity collectively at their disposal.

 Assuming we raise 25% of the total amount in this offering, we believe we will be able to finance our planned operations without having to raise any additional cash in the next four to five months. If we only raise 25% of the total amount in this offering, our growth will be slow since we will limited in our ability to develop the necessary infrastructure and pay salaries until such time as we are generating and collecting revenue from transportation contracts. No such contracts are in place as of the date of this prospectus.

Assuming we raise 50% of the total in this offering, we believe we will be able to finance our planned operations for nine to ten months without having to raise additional cash. We will purchase some hardware and software unique to servicing the transportation contracts, and use most of the funds raised in this offering to start some professional marketing and execute our plan of growing through franchises and acquisitions.

Assuming we raise the total amount in this offering, we believe we will be able to finance our planned operations without having to raise any additional cash in the next 12 months. With the net cash proceeds from this offering, we will purchase sufficient hardware and software unique to servicing the transportation contracts to enable execution of our business plan, and use a substantial portion of the funds raised to initiate and maintain professional marketing and execute our plan of growing through franchises and acquisitions.


                             DESCRIPTION OF BUSINESS

GENERAL

EZEE Rider Corp. is a corporation that was organized under the laws of the State of Delaware in July 2000. The Company was formed for the purpose of becoming a transportation freight amalgamator for the hauling of freight by small motor carriers with its sole office located in Rochester, New York.

We intend to evolve our business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States.

PLAN OF OPERATION

Our plan of operation for the twelve months following the commencement of this offering will be to amalgamate the transportation services of small to medium-size, privately owned, locally operated, moving and storage companies. To achieve this objective, we will pursue a dual strategy of purchasing and franchising (co-branding) services with such entities.

In the case of purchases, our intention is to issue shares of our stock in connection with the business combination. However, we anticipate there will be significant working capital requirements to support the newly acquired business with the introduction of the Company's strategy. The requirements could range from 120 - 180 days of expenses for the acquired company.

In the case of franchises, we will charge a fee based on the value of the services provided to the franchisee, which are expected to be less than the current level of expenses for the franchisees, based on the benefits of leveraging economies of scale.

 In either case, our goal will be to ultimately create a national identity as a motor carrier and to consolidate fragmented and cost-inefficient transportation capacity to optimize profit margins associated with the services provided by small motor carriers. Whether purchased or franchised, transporters will all operate under the Company's "EZEE Rider" identity.

Although these strategies have been formulated, they have not yet been reduced to a formal set of written procedures.

Management believes that amalgamating freight capacity is an attractive option to traditional marketing by a fragmented industry comprising small motor carriers. We believe the benefits of our contracts include:

? Use of equipment: The process of amalgamating the freight capacity of small motor carriers should provide for a greater and more balanced
utilization factor in the use of the transportation equipment.   The
increased efficiency of the equipment use and the decreased need for standby transportation capacity should create the opportunity for significant rate reductions and increased profitability. Standby capacity refers to the amount of transportation capacity that is excess to normal operations. This standby capacity is created primarily to service peak or other abnormal demands for transportation. Typically, unaffiliated small motor carriers do not coordinate their transportation loading requirements to provide mutual backup in such situations; rather they individually create standby capacity to service the peak demands.

? Conservation of capital: Decreasing the need for standby transport capacity among small fragmented motor carriers should decrease the related capital commitments; accordingly, less money is tied up in equipment costs and available to be employed elsewhere or returned to investors.

? Easier cash flow forecasting: Balancing and utilization of the transportation equipment should also result in an improved capability to predict and manage the cash flow related to the equipment use and create additional opportunity for significant rate reductions and increased profitability.

Servicing the trucking contracts involves establishing a freight transportation schedule, dispatching trucks, coordinating delivery, collecting the payments, and settling with the freight carrier. The main objectives in this area are to ensure the efficient scheduling and transport of goods and materials and to insure payments are collected on time. Servicing trucking contracts is software driven. The primary costs are borne on the front-end.

We intend to develop a proprietary computer system to monitor and control the operations, scheduling, reporting, compliance, billing, collection and other operational aspects of the business. This system would be available to franchisees and affiliates. The system is envisioned as a computer-based system which would be networked among all participating motor carriers and provide real-time updates of key data.

We anticipate being able to secure a line of credit following the raising of funds in this offering. However there are no existing commitments for any credit, and if our stock is not sold, there are no assurances we will be able to secure a line of credit.

 As we have recently been organized, there exists no historical operating performance and no track record of freight amalgamation on the Company's part.

ACQUISTIONS AND FRANCHISES

Each of the small motor carriers which the Company would amalgamate would be a licensed carrier with the U. S. Department of Transportation in various states and our business would be dependent their upon maintaining such operating authority.

The prototype small motor carrier envisioned for our program is typically an independent trucking company with fewer than 10 trucks and 50 employees. Exclusive of the capital cost of the trucks, the estimated cost required to operate such an organization is from $4.0 to $7.0 million, annually. We believe as much as $800 thousand of such cost is related to indirect administrative cost. We believe elimination, or sharp reduction, of such costs can create the potential for significant improvement of profitability. To realize these cost savings, we will invest in computer equipment and software to create an intranet communication and control system to be used among our affiliated providers (company-owned and franchised) to monitor and control the operations, scheduling, reporting, compliance, billing, collection and other operational aspects of the business.

As our franchise program (described above) evolves, management anticipates royalty rates to range from 6% to 7.5% of gross revenues and an initial franchise fee of $25,000. In addition, the franchisee would be required to participate in an advertising program, 15% of which would be paid into the national advertising fund and 85% spent locally. We anticipate the standard franchise agreement to have an initial term of ten years and provide for five-year renewal options.

We are also considering a program under which qualified franchisees would be eligible to have their royalty rate reduced if they satisfy certain criteria. Under this approach, franchisees are provided with an incentive to purchase additional franchises. Any franchisee who has successfully operated under our program for at least one year would be charged a reduced initial franchise fee for subsequent franchises, provided certain conditions are met.

Upon non-renewal and transfer of a franchise, EZEE Rider would have the first right to purchase the operating assets. In certain situations, we could repurchase franchise rights. The decision to repurchase would be made solely at management's discretion and would not be a contractual obligation.

We are also considering the feasibility of master franchise agreements to develop broader regional markets at a more aggressive pace. If implemented, the master franchisee would pay a license fee and would be required to develop EZEE Rider transportation centers in accordance with an agreed upon schedule within the defined area.

MARKET

Management believes consolidation in the trucking industry allows for low barriers of entry. Principally, the market for contracts among fragmented motor carriers is broad. We believe there are literally thousands of small providers of freight and brokerage services. The size of these organizations ranges from individual agents and representatives to full service freight brokers. We also believe the small fragmented motor carriers are having the most difficulty with infrastructure issues such as load dispatching, licensing, billing, collection, and other administrative services.

We will initially transact business in the western portion of the State of New York. That area is our initial market area because that is where our president, Morris Diamond, has most of his contacts and where we believe it will be most cost efficient to develop freight contracts.

The trucking industry is a deregulated industry and has become much more widely competitive in the recent past as more and more small motor carriers have commenced operations. The result is a very fragmented industry because there are a large number of companies, both big and small, which service different segments of the market. Some specialize in particular products, for example, automobiles or refrigerated goods. Any company with funds can set up an operation to provide transport, but we believe the keys are:

? being able to attract desirable transportation contracts and qualify them;
and

? delivering transport services so that a profit is made.

MARKETING

We, as a company, will initially market our concept of amalgamating the transportation capacity of small motor carriers that are available from existing relationships through our President. Next, we intend to utilize a marketing campaign to broaden the scope of services and generate additional new business.

As we grow, our marketing is planned to be through a centralized management team that will market, document, and service the transportation contracts. Through centralization, efficiencies and consistency in delivery of services can be achieved.

Our marketing objectives at the retail level are to create identity, increase sales, and enhance customers' experiences and retention. Our initial plan includes targeted marketing programs designed to reach local segments of key markets.

COMPETITION

The transportation industry is highly competitive. EZEE Rider will be in direct competition with other motor freight carriers, including many companies that are significantly larger than EZEE Rider. Direct competitors range from small independent to large nationally based motor carriers. Management believes the principal competitive factors in the markets intended to be serviced are location, name recognition, reputation, quality of service and price. We intend to compete with these other carriers by attempting to provide better and more timely service, and by targeting major shippers situated in underserved territories.

 GOVERNMENT REGULATION

Our intended operations will be subject to federal, state and international laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor/franchisee relationship. From time to time, we may experience periods during which sales are restricted while we register updates of our disclosure materials with various states. Such delays could affect our ability to offer and sell franchises.

We do not expect nor have we encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities. We do not intend to store any quantities of oils and fluids. However, EZEE Rider or its franchisees may become subject to various federal, state and local environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials and hazardous wastes. If any such substances were improperly transported, released or improperly stored on any of EZEE Rider's property or the property of any franchisee, including leased properties, or if we were found to be in violation of applicable environmental laws and regulations, we could be responsible for clean-up costs, property damage and fines or other penalties, any one of which could have a material adverse effect on our financial condition and results of operations.

Our delivery operations are expected to be subject to various state, local and federal regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses or to comply with these laws and regulations could subject us to substantial fines or could lead to the revocation of our authority to conduct certain of our operations.

EMPLOYEES

The Company does not currently have any employees, consultants or independent contractors. We expect to hire other personnel as necessary for sales and marketing, and administration. The Company is intended to be a non-union organization, however, should any segment of the employee base of acquired or franchisee companies be represented in a collective bargaining process, work interruptions may be threatened or result which could cause cessation of operations with a corresponding adverse financial impact.

As of the date of this prospectus, we have no paid employees. Employees will be added only as necessary due to contract volume and work load.


DESCRIPTION OF PROPERTY

As of the date of this prospectus, we have no properties and have no agreements to acquire any properties. We currently use the offices of Mr. Diamond, 2541 Monroe Avenue, Suite 304, Rochester, NY 14618, at no cost to EZEE Rider. Mr. Diamond has agreed to continue this arrangement until we begin operations.

When operations commence, our need for office space will likely increase and we intend to lease such space as needed. A portion of the proceeds from this offering have been allocated to leasing office space once operations are commenced (see "Use of Proceeds").
14

MANAGEMENT OF THE COMPANY

The directors and officers of EZEE Rider, their ages and principal positions are as follows:

Name and address                Age  Position with the Company
------------------------------- ---  ----------------------------------
Morris Diamond                  80   President and Director
2541 Monroe Avenue-Suite 301
Rochester, NY  14618

Ms. Shirley Diamond             77   Secretary and Director
2541 Monroe Avenue-Suite 301
Rochester, NY  14618

Mr. Martin L. Osber             60   Director
221 Chartwell Court
Rochester, NY  14618


Ms Shirley Diamond and Mr. Morris Diamond may be deemed to be "promoters" and "control persons" of the Company, as that term in defined in the Securities Act of 1933.

Morris Diamond has served as the President since the formation of EZEE Rider in July 2000. He is also the Chief Operating Officer of Southward Investments, LLC, a major shareholder - see "Principal Shareholders".

For the past five years, Mr. Diamond has been a self-employed business consultant, acting as a sole proprietor, extensively involved in business formation, mergers and acquisitions.

He has attended four years of college level courses at the Rochester Institute of Technology, located in Rochester, New York. Mr. Diamond does not have an undergraduate degree.

Initially, Mr. Diamond will not spend full time on the activities of EZEE Rider since his current activities would take up some of his time. These activities include the financial and management consulting responsibilities he performs at this time. He can devote more and more time to the activities of EZEE Rider as time goes on since the financial and management consulting can be cut back. Initially, he expects to spend 10 hours per week and increase that weekly time as our activities increase. Mr. Diamond is prepared to devote himself full time to the success of our plan of business as the growth potential develops.

Mr. Diamond is the husband of Ms. Shirley Diamond.

Ms. Shirley Diamond has been the President of Tramdot Development
Corporation, a privately held company, for the past twenty years. Her responsibilities include day to day oversight of the company's operation. In the past, Tramdot Development Corporation has constructed and operated shopping centers. Such shopping centers have since been sold. Tramdot Development Corporation currently owns and operates a commercial warehouse.

Ms. Diamond is the wife of Mr. Morris Diamond.

Mr. Martin L. Osber has over 35 years of small business management and consulting experience with emphasis in the fields of new business development, tax auditing and planning, and financial negotiation. For the past ten years, he has served as a consultant and financial manager for a variety of small and medium-sized businesses. From 1978 to 1990 he was President of Gersh Electrical Supplies, Inc. of Geneva, New York. From 1975 to 1978, Mr Osber served as Controller of Townhomes of Eastbrook Corporation, Rochester, New York. He was president of Papagallo of Rochester, Inc., a retailer of womens' apparel and footwear, from 1969 to 1975. Prior to 1969, Mr. Osber served as an accountant for Rochester, New York based independent public accounting firms. Mr. Osber received his Bachelor of Science degree in Accounting from Syracuse University in 1962.


DIRECTORS AND EXECUTIVE COMPENSATION

Our officers and directors have received no compensation and we have no employment contracts with any of our officers and directors.

As of the date of this prospectus, there are no plans to pay any remuneration to our officers and directors. However, officers and directors may be reimbursed for out-of-pocket expenses. When we have funds and/or revenue, the Board of Directors will determine any remuneration at that time. A portion of the proceeds from this offering have been allocated to salaries once operations are commenced (see "Use of Proceeds").


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the persons who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding Common Stock of EZEE Rider, and all our officers and directors:

                Name and Address       Amount owned
Title            of Owner               before offering   Percent(1)
--------------  -----------------      -----------------  ---------
Common shares   Mr. Morris Diamond(2,3)  680,000            70.8%

Common shares   Ms. Shirley Diamond(2,4) 350,000            36.5%

Common shares   Mr. Martin L. Osber       20,000             2.1%

Common shares   All Officers and         730,000            76.0%
                 Directors as a
                 group (3 persons)

Common shares   Southward Investments,   360,000            37.5%
                 LLC. (3)
                2541 Monroe Avenue
                Suite 301
                Rochester, NY  14618

Common shares   Michael Diamond (5)       50,000             5.2%
                3242 80th Avenue SE
                Mercer Island, WA  98040

Common shares   Rachelle Sukenik (5)      50,000             5.2%
                46 Moriah
                NOF Ayalon, D.N Shimshon
                Israel 99784

Common shares   Suzanne Luxenberg (6)     50,000             5.2%
                20 Castlebar Road
                Rochester, NY  14610

Common shares   Chabad Center             50,000             5.2%
                1027 South Winton Road
                Rochester, NY  14618

Common shares   ORA Academy               50,000             5.2%
                600 East Avenue
                Rochester, NY  14617



(1) Based on 960,000 shares of common stock outstanding prior to this offering.

(2) Includes benefical ownership of 320,000 shares of common stock, shown both for Mr. Morris and Ms. Shirley Diamond, comprised of children, grandchildren and in-laws, as follows:
Rachelle Sukenik       50,000    Michael Diamond        50,000
Stephanie Luxenberg    20,000    Suzanne Luxenberg      50,000
Mahalia Diamond        20,000    Jessica Diamond        20,000
Yosef Sukenik          20,000    Shraga Sukenik         20,000
David Sukenik          20,000    Shira Hershoff         20,000
Alice Safier           30,000

(3) Includes 360,000 shares of Southward Investments, LLC, for which Mr. Diamond is the Chief Operating Officer.

(4) Includes 30,000 shares of Tramdot Development Corporation, for which Ms. Diamond is the President.

(5) Owner is a child of Mr. Morris and Ms. Shirley Diamond.

(6) Owner is a grandchild of Mr. Morris and Ms. Shirley Diamond.


          INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, there have been no transactions and there are no proposed transactions, whether direct or indirect, with any of the following:
? a director or officer of EZEE Rider;
? any principal security holder;
? any promoter of EZEE Rider; or
? any relative or spouse, or relative of such spouse, of the above referenced persons.

                          DESCRIPTION OF SECURITIES

EZEE Rider is authorized to issue of up to 20,000,000 common shares, $.001 par value per share. There are no other classes of stock. The following summary does not purport to be complete. You may wish to refer to our Articles of Incorporation and Bylaws, copies of which are available for inspection. None of the holders of our capital stock has preemptive rights or a right to cumulative voting.

As of November 22, 2000, there were 960,000 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders.

VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro-rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

CAPITALIZATION. The following table sets forth our capitalization as of August 31, 2000. Our capitalization is presented on an actual basis and on a pro forma basis to give effect to net proceeds from the sale of 25%, 50%, and 100% of the number of shares (1,000,000) we plan to sell in this offering.

                                                    Assuming     Assuming    Assuming
                                   Actual           25% of       50% of      100% of
                                August 31, 2000     Offering     Offering    Offering
                                ---------------    ----------   ----------  ----------
Stockholders' equity
Common Stock, $0.001 par value;
20,000,000 shares authorized;        $ 690             $ 940      $ 1,190     $ 1,690
Additional Paid In Capital           6,210            76,460      177,710     395,210
Retained deficit                    (1,513)           (1,513)      (1,513)     (1,513)
                                ---------------    ----------   ----------  ----------
Total Stockholders' Equity         $ 5,387          $ 75,887    $ 177,387   $ 395,387
                                ===============    ==========   ==========  ==========


PLAN OF DISTRIBUTION

We are acting as the general selling agent with respect to the common stock being offered at a price of $0.50 per share. We may enter into agreements with securities broker-dealers, who are members of the NASD, so that broker-dealers who will be involved in the sale of the shares will be paid a commission of up to ten percent by us. No broker-dealer has agreed to participate in this offering as of the date of this prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering. In addition, our officers and directors may also be involved in the sale of the shares but will not receive any sales commission or other remuneration. This distribution will not involve any reallocations between NASD members and non-members. We do not intend to register as a broker-dealer under Section 15 of the Exchange Act. Section 15 requires persons "in the business" of selling securities to register as broker-dealers. We do not believe that we are "in the business" of selling securities.

We may provide any sales agent or broker-dealer with a list of persons whom we believe may be interested in purchasing shares in this offering. The sales agent or broker-dealer may sell a portion of the shares to any such person if he resides in a state where the shares can be sold and where the sales agent or broker-dealer can sell the shares. No sales agent or broker-dealer is obligated to sell any shares to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the shares. We are unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the shares to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase shares.


                          METHOD OF SUBSCRIBING

You may subscribe by completing and delivering our form of subscription agreement to us. The subscription price of $0.50 per share must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of EZEE RIDER CORP.. Certificates for shares of common stock subscribed for will be issued as soon as practicable after termination of the offering. There is no minimum amount which must be purchased by a subscriber.


                              EXPIRATION DATE

The subscription offer will expire ___________________ [90 days from the date of this Prospectus] which period may be extended for an additional 90 days, or on such earlier date as we shall determine in our discretion.


                              RIGHT TO REJECT

We reserve the right to reject any subscription in our sole discretion and to withdraw this offer at any time prior to our acceptance of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which we are subject.


                                  NO ESCROW

We have not established an escrow account and we are employing the funds as they are being raised. THIS OFFERING IS NOT SUBJECT TO ANY MINIMUM SUBSCRIPTION LEVEL, AND THEREFORE ANY FUNDS RECEIVED FROM A PURCHASER ARE AVAILABLE TO US AND NEED NOT BE REFUNDED TO THE PURCHASER.

TRANSFER AGENT

We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain American Registrar & Transfer Co., P.O. Box 1798, Salt Lake City, UT 84110.


                         SEC POSITION ON INDEMNIFICATION

Our Bylaws provide that each officer and director of EZEE Rider shall be indemnified by EZEE Rider against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action , suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our Bylaws diminish the potential rights of action which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause EZEE Rider to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because EZEE Rider does not presently have directors liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.


                                  LEGAL MATTERS

Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for us by Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, CO 80231


                                     EXPERTS

The financial statements as of August 31, 2000, and for the fiscal period from inception (July 12, 2000), of the Company included in this Prospectus have been audited by Daniel J. Baier, CPA, P.C., independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                            AVAILABLE INFORMATION

EZEE Rider has not previously been subject to the reporting requirements of the Securities and Exchange Commission ("Commission"). We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the Securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our securities, you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.


                          REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we will become subject to the reporting requirements of the Exchange Act, and will be required to file periodic reports, proxy statements, and other information with the Commission. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

                  To the Shareholders of EZEE Rider Corp.

I have audited the accompanying balance sheet of EZEE Rider Corp. as of August 31, 2000, and the related statements of loss, cash flows and shareholders' equity for the period since inception (July 12, 2000) then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZEE Rider Corp. as of August 31, 2000, and the results of its operations and its cash flows for the period since inception ended August 31, 2000 in conformity with generally accepted accounting principles.

The Company is in its start-up phase and has no operating history. The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.


/s/ Daniel J. Baier
----------------------------
Daniel J. Baier, CPA, P.C.
Rochester, NY
September 20, 2000

 EZEE Rider Corp. - A Development Stage Company
            Balance Sheet
           August 31, 2000


Assets
  Cash                            $ 6,900
                                  -------
Total Assets                      $ 6,900
                                  =======


Liabilities and Shareholder's Equity

Accounts Payable                  $ 1,413
Taxes Payable                         100
                                  -------
Liabilities                         1,513
                                  -------

Common Stock - $.001 Par Value
 - 20,000,000 Shares Authorized
 - 690,000 Shares Outstanding         690
Paid In Capital                     6,210
Retained Deficit                   (1,513)
                                  -------
Shareholder's Equity                5,387
                                  -------
Total Liabilities and
 Shareholder's Equity             $ 6,900
                                  =======

See Accompanying Footnotes to Financial Statements

EZEE Rider Corp. - A Development Stage Company
       Statement of Loss
 from Inception (July 12, 2000)
      to August 31, 2000


Revenue                           $     -

Expenses
 Legal and Accounting Expense       1,400
 Miscellaneous Expenses                13
 Franchise Taxes                      100
                                  -------
Total Expenses                      1,513
                                  -------
Net Loss                          $(1,513)
                                  =======

Shares of Common Stock
   Outstanding                    690,000
                                  =======

(Loss) per Common Share           $(0.002)
                                  =======

See Accompanying Footnotes to Financial Statements

EZEE Rider Corp. - A Development Stage Company
       Statement of Cash Flows
   from Inception (July 12, 2000)
        to August 31, 2000


(Uses) / Sources of Cash

Operating Cash Flow
(Loss) for period                $ (1,513)
Less- Accounts Payable              1,413
Less- Franchise Taxes Payable         100
                                  -------
Net Cash Used By Operations            -
                                  -------

Financing
Sale of Common Stock                6,900
                                  -------
Net Cash From Financing             6,900
                                  -------

Increase In Cash                    6,900
Cash - Beginning                       -
                                  -------
Cash - Ending                    $  6,900
                                  =======

Cash Paid for Interest           $     -
                                  =======

Cash Paid for Income Taxes       $     -
                                  =======

See Accompanying Footnotes to Financial Statements

EZEE Rider Corp. - A Development Stage Company
     Statement of Shareholders' Equity
     from Inception (July 12, 2000) to
              August 31, 2000


                       Number of Shares   Common Stock   Paid In Capital   Deficit   Total
Balance at Inception
  (July 12, 2000)                   -              -              -             -       -
Sale of Common Stock           690,000           $690           $6,210              $6,900
Deficit for the period
  from Inception to
  August 31, 2000                                                         $(1,513)  (1,513)
                              --------        -------          -------    --------  -------
Balance at August 31, 2000     690,000           $690           $6,210    $(1,513) $ 5,387
                              ========        =======          =======    ========  =======


See Accompanying Footnotes to Financial Statements

EZEE Rider Corp. - A Development Stage Company
     Footnotes to Financial Statements
                        August 31, 2000


NOTE 1  - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

The Company was formed for the purpose of becoming a transportation freight amalgamator arranging for the hauling freight by other small motor carriers with its sole office located in Rochester, New York.

The Company intends to evolve its business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States. The Company presently does not intend to operate its own tractors and trailers.

DEVELOPMENT STAGE OPERATIONS:

The Company is in its start-up phase and has no operating history. From inception (July 12, 2000) to August 31, 2000, the Company has not recognized any revenue; also, the Company has not capitalized any costs associated with its start-up.

ESTIMATES:

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

COMPREHENSIVE NET INCOME/LOSS:

The Company's financial statements reflect no items comprising other comprehensive income or loss as prescribed by Statement of Financial Accounting Standard ("SFAS") No. 130 - Reporting Comprehensive Income. Accordingly, the loss shown in the Statement of Loss is equivalent to the comprehensive net loss.

LOSS PER COMMON SHARE:

The Company's basic and diluted loss per share are substantially equivalent and are computed by dividing the net loss for the period by the average number of common shares outstanding for the period. In light of the Company's limited period since inception, the number of shares outstanding at August 31, 2000 were deemed to be outstanding for the entire period for the purpose of computing the loss per common share.

REVENUE  RECOGNITION:

The Company has not recognized any revenue as it is in the early stage of its start-up of operations.

CASH:

Cash consists of cash on deposit at a financial institution.

INCOME TAXES:

The Company has not recognized any provision for the tax benefits associated with its loss from inception to August 31, 2000. Such loss may be carried forward for tax-return purposes. However, the Company is unable to predict the nature, timing and extent of near-term profitability; accordingly the Company presently intends to recognize such carryforward benefits when realized.


NOTE 2  - DEVELOPMENT STAGE OPERATIONS

The Company is in its start-up phase and has no operating history. The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.


NOTE 3 - COMMON STOCK

The Company has a single class of Common Stock with a par value of $0.001 per share. There are 20 million shares authorized, and at August 31, 2000, 690,000 shares were issued and outstanding.

In September 2000, an additional 90,000 shares of Common Stock were issued for aggregate proceeds of $ 900.

The Company has pending subscription agreements for 180,000 shares of stock with expected aggregate proceeds of $1,800.

Of the total 960,000 shares of stock issued, or expected to be issued, 710,000 shares are attributable to related parties of the Company.

The shares of stock were issued without registration in reliance on an exemption in federal securities laws that permits issuance of stock up to $1 million without registration of the securities.

 [OUTSIDE BACK COVER PAGE]




No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


DEALER PROSPECTUS DELIVERY OBLIGATION

Until ________________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware and our Bylaws permit the Registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons were not adjudged liable for negligence or misconduct in the performance of their duties and that the person believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation, unless the court determines that in view of all the circumstances indemnification is deemed proper.


Item 2. Other Expenses of Issuance and Distribution

All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of EZEE Rider will be borne by EZEE Rider. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting 25%, 50% and 100% of the amount offered, respectively. All amounts are estimates.

                                            Assuming     Assuming    Assuming
                                             25% of       50% of      100% of
                                             Offering     Offering    Offering
                                           ----------   ----------   ----------
SEC filing fee                                 $ 150        $ 150        $ 150
NASD filing fee                                  550          550          550
Accounting fees and expenses                   5,000        5,000        5,000
State registration fees                        7,500        7,500        7,500
Legal fees and expenses                        5,000        5,000        5,000
Transfer agent fees and expenses               3,000        3,000        3,000
Printing fees and expenses                    10,000       17,500       22,000
Miscellaneous fees and expenses               10,800       14,300       16,800
                                           ----------   ----------   ----------
Expenses of Offering                        $ 42,000     $ 53,000     $ 60,000
                                           ==========   ==========   ==========

Item 3. Undertakings

The Registrant hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
i)Include any prospectus required by section 10(a)(3) of the Securities Act; and
ii)Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
iii)Include any additional or changed material information on the plan of distribution.

2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ITEM 4.  Unregistered Securities Issued Or Sold Within One Year

In August through October 2000, the Company sold to 960,000 shares of common stock for $.01 per share with aggregate proceeds of $9,600.

------------------------------------------------------------------------------
                        NUMBER           DOLLAR                   REGISTRATION
PURCHASER               OF SHARES        AMOUNT ($)     DATE       EXEMPTION
----------              -------------    ----------     ----       ---------
Livingston Realty           30,000          $300      August, 2000    (1)
Rose Merzel                 30,000          $300      August, 2000    (1)
Esther Meyer                20,000          $200      August, 2000    (1)
Jerome Miller               30,000          $300      August, 2000    (1)
ORA Academy                 50,000          $500      August, 2000    (1)
Martin Osber                20,000          $200      August, 2000    (1)
Alice Safier                30,000          $300      August, 2000    (1)
Southward Investments, LLC 360,000        $3,600      August, 2000    (1)
Tramdot Development Corp.   30,000          $300      August, 2000    (1)
Chabad Center               50,000          $500      August, 2000    (1)
Shira Hershoff              20,000          $200      August, 2000    (1)
David Sukenik               20,000          $200      August, 2000    (1)
Rachelle Sukenik            50,000          $500      September, 2000 (1)
Yosef Sukenik               20,000          $200      September, 2000 (1)
Shraga Sukenik              20,000          $200      September, 2000 (1)
Michael Diamond             50,000          $500      October, 2000   (1)
Jessica Diamond             20,000          $200      October, 2000   (1)
Mahalia Diamond             20,000          $200      October, 2000   (1)
Amee Horowitz               20,000          $200      October, 2000   (1)
Stephanie Luxenberg         20,000          $200      October, 2000   (1)
Suzanne Luxenberg           50,000          $500      October, 2000   (1)
------------------------------------------------------------------------------

(1) Rule 504 of Regulation D under the Securities Act of 1933, as amended.

With respect to the sales of securities above, no underwriting commissions or discounts were paid on these sales.

Item 5.  Exhibits

The  following Exhibits are filed as part of the Registration Statement:

Exhibit No.      Identification of Exhibit


     1.1    -    Form of Selling Agent Agreement
     2.1    -    Articles of Incorporation
     2.2    -    By Laws
     3.1    -    Specimen Stock Certificate
     4.1    -    Form of Subscription Agreement
    10.1    -    Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. (1)
    10.2    -    Consent of Daniel J. Baier, CPA, P.C.
    11.1    -    Opinion re Legality (1)

(1) Documents to be filed by amendment.

                                    SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in the City of Rochester, State of New York, on the 21st day of November, 2000.

EZEE RIDER CORP.


By:  /s/  Morris Diamond
        -----------------------------
          Morris Diamond, President (principal executive, financial, and accounting officer)



     /s/  Shirley Diamond
        -----------------------------
          Shirley Diamond, Secretary

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was been signed by the following persons in the capacities and on the dates stated:

Signature                Title                   Date
---------------------    ---------------------   -------------

/s/  Morris Diamond      Director                November __, 2000
    ----------------
     Morris Diamond


/s/  Shirley Diamond     Director                November __, 2000
    ----------------
     Shirley Diamond


/s/  Martin L. Osber     Director                November __, 2000
    ----------------
     Martin L. Osber

 Exhibit 1.1 - Form of Selling Agent Agreement


                            EZEE Rider Corp.
                      2541 Monroe Avenue, Suite 301
                          Rochester, New York
                             716-244-1870

                        SELLING AGENT AGREEMENT

                        _______________, 200__

Gentlemen:

We are offering for sale 1,000,000 Shares of common stock of EZEE Rider Corp., a Delaware corporation (the "Company"), on a "best efforts, all or none" basis. The Shares and the terms upon which they are to be offered for sale are more particularly described in the enclosed Prospectus. We invite your participation, as Selling Agent, on the terms and conditions stated herein.

1. Offering Price. The Shares are to be offered to the public at the price of $0.50 per Share (hereinafter called the "Public Offering Price") and shall not be directly or indirectly offered or sold to the public by Selling Agents at any other price during the period this Agreement is in effect.

2. Selling Agents. Members of the National Association of Securities Dealers, Inc. (the "NASD") who shall agree to offer Shares hereunder (herein referred to as "Selling Agents") will be allowed a commission of ten percent (10%) of the total sales price (i.e., $0.05 per Share) and payable as hereinafter provided. No commission shall be earned or paid unless the Shares are sold on or before _______________________ [90 days from the date of the Prospectus], which date may be extended for up to an additional 90 by the Company.

3. Subscriptions. We reserve the right to reject all subscriptions, in whole or in part, to make allotments, and to close the subscription books at any time without notice. The Shares allotted to you will be confirmed, subject to the terms and conditions of this Agreement. Payments for Shares sold by you are to be made by check or money order only and shall be made payable to EZEE Rider Corp.. In respect to all Shares sold by you pursuant hereto, you will promptly transmit (by noon of the next business day following receipt) to us all checks and money orders received in payment in the full amount of the Public Offering Price for the number of Shares purchased, without deduction for any commission, in compliance with Rule 15c2-4 under the Securities Exchange Act of 1934 (the "1934 Act"). Your transmittal letter accompanying checks or money orders to us shall set forth the names and addresses, together with Social Security or appropriate tax I.D. numbers, of the purchasers with the number of Shares purchased.

NO COMMISSIONS SHALL BE PAYABLE, AND ALL SUBSCRIPTIONS ARE SUBJECT TO REJECTION, UNLESS AND UNTIL THE SELLING AGENT HAS COMPLIED WITH THE ABOVE UNDERLINED PROVISION.

Each sale shall be contingent upon the sale of the Shares being sold on or before _________________ [90 days from the date of the Prospectus] (which date may be extended for up to an additional 90 days by the Company), and upon the acceptance of such sale by the undersigned. In the event any order submitted by you is not accepted, we will return all funds paid by the subscriber. Payment of the selling commissions in respect of each such sale will be made to the Selling Agent by us when and only upon the acceptance of such sale by us. The offering is made subject to the issuance and delivery of the Shares, to the approval of legal matters by counsel, and to the terms and conditions herein set forth.If an order is rejected or if a payment is received which proves insufficient or worthless, any compensation paid to the Selling Agent shall be returned by the Selling Agent's remittances in cash.

4. Offering to Public. Shares sold to the public by dealers shall be sold by the Selling Agents as agents for the Company. Neither you nor any other person is, or has been, authorized to give any information or to make any representations in connection with the sale of the Shares other than as contained in the Prospectus. The Selling Agent will not sell the Shares pursuant to this Agreement unless the Prospectus is furnished to the purchaser at least forty-eight (48) hours prior to the mailing of the confirmation of sale, or is sent to such person under such circumstances that it would be received by him forty-eight (48) hours prior to his receipt of a confirmation of the sale. The Selling Agent understands that during the ninety (90)-day period after the first date upon which the Shares of the Company are bona fide offered to the public, all Selling Agents effecting transactions in the Company's securities shall be required to deliver the Company's current Prospectus to any purchasers thereof prior to or concurrent with the receipt of the confirmation of sale. Additional copies of the then current Prospectus will be supplied by the Company in reasonable quantities upon request. No Selling Agent is authorized to act as an agent for the Company except in offering the Shares to the public pursuant to this Agreement.

5. Compliance with Securities Laws. Upon becoming a Selling Agent, and in offering and selling the Shares, you agree to comply with all applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), the 1934 Act, any applicable state securities or "Blue Sky" laws, and the Conduct Rules of the NASD, including, but not limited to:

a) IM-2110-1 "Free-Riding and Withholding",
b) Rule 2420 "Dealing with Non-Members",
c) Rule 2730 "Securities Taken in Trade",
d) Rule 2740 "Selling Concessions, Discounts and Other", and
e) Rule 2750 "Transactions with Related Persons".

Upon application, you will be informed as to the states in which we have been advised by counsel to the Company that the Shares have been qualified for sale under the respective securities or Blue Sky laws of such states, but we assume no obligation or responsibility as to the right of any Selling Agent to sell the Shares in any state, or as to any sale therein.

By acceptance of this Agreement, you represent that you are a member in good standing of the NASD.

By acceptance of this Agreement, each Selling Agent has assumed full responsibility for thorough and prior training of its representatives concerning the selling methods to be used in connection with the offer and sale of the Shares, giving special emphasis to the NASD's principles of full and fair disclosure to prospective investors, suitability standards, and the prohibitions against "Free-Riding and Withholding."

 Each Selling Agent agrees to indemnify and hold harmless the Company and the other Selling Agents against and from any liability, loss, damage, or expense arising out of any failure by the Selling Agent to comply with the 1933 Act, the 1934 Act, applicable securities laws of any state, the rules and regulations of the Securities and Exchange Commission, or the Rules of Fair Practice of the NASD, due to any act or omission by the Selling Agent.

6. Prospectus and Offering. The Registration Statement on Form SB-1 (File No. __________) with respect to the subject Shares was declared effective on __________, 2000. By signing this Agreement, each Selling Agent acknowledges receipt of a copy of the Prospectus included in said Registration Statement. Additional copies of the Prospectus will be supplied to you in reasonable quantities upon request.

7. Liability. Nothing will constitute the Selling Agent an association or other separate entity or partners with us or with each other, but you will be responsible for your share of any liability or expense based on any claim to the contrary. We will not be under any liability for or in respect of any matter connected with this Agreement, except for lack of good faith obligations expressly assumed by us in this Agreement, and any liability due to our act or omission arising under the 1933 Act.

8. Termination. This Agreement shall terminate ___________________ (which date may be extended for ____________ by the Company), or by either party giving notice of termination to the other at any time, but such termination shall not affect your obligation to comply with the requirements of this Agreement or your right to commissions on orders confirmed by us prior thereto.

9. Number of Shares Purchased. You agree, upon our request, at any time prior to the termination of this Agreement, to report to us the number of Shares purchased by your customers. Your Share allocation is subject to reduction at any time prior to sale confirmations and funds therefor being received by us.

10. Notices. Notice to us should be addressed to us at our office: 2541 Monroe Avenute, Suite 301, Rochester, New York, 14618, with a copy to Craig
A. Stoner, Esq., Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203. Notices to you shall be deemed to have been duly given if telegraphed, mailed, or delivered to you at the address set forth by you in this Agreement, or if given verbally and confirmed in writing.

11. Confirmation. If you desire to participate in the offering of the Shares as hereinbefore set forth, please sign the acceptance below and provide the pertinent information requested.

Very truly yours,

EZEE Rider Corp.



By:__________________________________________
Morris Diamond, President

 Exhibit 2.1 - Certificate of Incorporation


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/12/2000
001352241 - 3258294

CERTIFICATE OF INCORPORATION
OF
EZEE RIDER, CORP.
----------------------------

FIRST. The name of this corporation shall be: EZEE RIDER, CORP.

SECOND. Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD. The purpose or purposes of the corporation shall be:

  To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

  Twenty Million (20,000,000) shares with a par value of $.001 per share amounting to Twenty Thousand Dollars ($20,000).


FIFTH. The name and mailing address of the incorporator is as follows:

  Shirley Jones
  The Company Corporation
  1013 Centre Road
  Wilmington, DE 19805


SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twelfth day of July, A.D. 2000.


                             /s/ Shirley Jones
                            ------------------------
                                 Shirley Jones
                                 Incorporator
37

 Exhibit 2.2 - By Laws

BYLAWS OF
EZEE RIDER, CORP.

ARTICLE I--Offices

The principal office of the corporation shall be located in the State of New York in the County of Monroe. The corporation may have such other offices, either within or outside the state, as the Board of Directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II  Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held at 4:00 o'clock PM. on the Third Tuesday in the month of January in each year, beginning with the year 2001. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose, unless otherwise prescribed by statute, may be called by the president or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place as the place for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the Board, the place of meeting shall be the registered office of the corporation.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record enti-tled to vote at such meeting, except that if the authorized capital stock is to be increased at least thirty days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid. If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days, and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. For a period of ten days prior to such meeting, this list shall be kept on file at the principal office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 7. Quorum. Fifty One Percent (51%) of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

 If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders. Cumulative voting shall not be allowed.

Section 10. Voting of Shares by Certain Holders. Neither treasury shares, nor shares of its own stock held by the corporation in a fiduciary capacity, nor shares held by another corporation if a majority of the shares entitled to vote for the election of Directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Section 11. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the number of shareholders entitled to vote with respect to the subject matter thereof necessary to approve the matter being voted on if a meeting had been called. Such consent shall have the same force and effect as a vote of the shareholders.

 ARTICLE Ill--Board of Directors

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors, except as otherwise provided by statute or the articles of incorporation.

Section 2. Number, Tenure and Qualifications. The number of Directors of the corporation shall be not less than three nor more than five, unless a lesser number is allowed by statute. Directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting pf shareholders and thereafter until his or her successor shall have been elected and qualified.

Directors need not be residents of this state or shareholders of the corporation. Directors shall be removable in the manner provided by statute.

Section 3. Vacancies. Any director may resign at any time by giving written notice to the president or to the secretary of the corporation. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though not less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any Directorship to be filled by the affirmative vote of a majority of the Directors then in office or by an election at an annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office for the term specified in Section 2 above.

Section 4. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them.

Section 6. Notice. Notice of any special meeting shall be given at least seven days previous thereto by written notice delivered personally or mailed to each director at his or her business address, or by notice given at least two days previously by telegraph. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of object-ing to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting.

 Section 7. Quorum. A majority of the number of Directors fixed by Section 2 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 8. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Compensation. By resolution of the Board of Directors, any director may be paid any one or more of the following:
expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10. Informal Action by Directors. Any action required or permitted to be taken at a meeting of the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the Directors.

ARTICLE IV--Officers and Agents

Section 1. General. The officers of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer. The salaries of all the officers of the corporation shall be fixed by the Board of Directors.

One person may hold any two offices, except that no person may simultaneously hold the offices of president and secretary.

Section 2. Election and Term of Office. The officers of the corporation shall be elected by the Board of Directors annually at the first meeting of the Board held after each annual meeting of the shareholders.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. President. The president shall:
(a)	subject to the direction and supervision of the Board of Directors, be the chief executive officer of the corporation;
(b)	shall have general and active control of its affairs and business and general supervision of its officers, agents and employees; and
(c)	the president shall have custody of the treasurer's bond, if any.

Section 6. Vice Presidents. The vice presidents shall:
(a)   assist the president; and
(b)	shall perform such duties as may be assigned to them by the president or by the Board of Directors.

 Section 7. Secretary. The secretary shall:
(a)	keep the minutes of the proceedings of the shareholders and the Board of Directors;
(b)	see that all notices are duly given in accordance with the provisions of these bylaws or as required by law;
(c)	be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors;
(d)	keep at its registered office or principal place of business a record containing the names and addresses of all shareholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar;
(e)	sign with the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
(f)	have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and
(g)	in general, perform all duties incident to the office as secretary and such other duties as from time to time may be assigned to him or her by the president or by the Board of Directors.

Section 8. Treasurer. The treasurer shall:
(a)	be the principal financial officer of the corporation;
(b)	perform all other duties incident to the office of the treasurer and, upon request of the Board, shall make such reports to it as may be required at any time;
(c)	be the principal accounting officer of the corporation; and
(d)	have such other powers and perform such other duties as may be from time to time prescribed by the Board of Directors or the president;

ARTICLE V--Stock

Section 1. Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and the secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. No certificate shall be issued until the shares represented thereby are fully paid.

Section 2. Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof, if any) as shall be fixed from time to time by the Board of Directors. Such consideration may consist, in whole or in part of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares.

Section 3. Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office, or by its registrar duly appointed.

 Section 4. Transfer Agents, Registrars and Paying Agents. The Board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation.

ARTICLE VI--Indemnification of Officers and Directors

Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Section 1. Waivers of Notice. Whenever notice is required by law, by the articles of incorporation or by these bylaws, a waiver thereof in writing signed by the director, shareholder or other person entitled to said notice, whether before or after the time stated therein, or his or her appearance at such meeting in person or (in the case of a shareholders' meeting) by proxy shall be equivalent to such notice.

Section 2. Fiscal Year. The fiscal year of the corporation shall be as established by the Board of Directors.

Section 3. Amendments. The Board of Directors shall have power to make, amend and repeal the bylaws of the corporation at any regular meeting of the Board or at any special meeting called for the purpose.

APPROVED:

DATED:  July 14, 2000

  /s/ Morris Diamond
--------------------------------
Director: Morris Diamond

 Exhibit 3.1 - Specimen Stock Certificate



               SPECIMEN STOCK CERTIFICATE

         INCORPORATED IN THE STATE OF DELAWARE

Number             [GRAPHIC OMITTED]              Shares

                   EZEE RIDER CORP.

20,000,000 SHARES AUTHORIZED             $.001 PAR VALUE

This Certifies that          SPECIMEN              is the
registered holder of  __________________________ shares
transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its corporate seal to be hereunto affixed this ____ day of _________ A.D. ______


----------------- [GRAPHIC OMITTED]  -----------------
  PRESIDENT                            SECRETARY

 Exhibit 4.1 - Form of Subscription Agreement

SUBSCRIPTION FORM


To:	EZEE RIDER CORP.

The undersigned hereby acknowledges receipt of the Prospectus, dated ___________, 20__, of EZEE Rider Corp. (the "Company") and subscribes for the following number of Shares of the Company upon the terms and conditions set forth therein:

Number of Shares:                   All subscriptions are subject to
Price Per Share:  $0.50             acceptance by the Company, to
Payment Enclosed: $                 availability, and to certain other
                                    conditions, and any subscription
(Make checks payable to "EZEE       may be declined in whole or in
Rider Corp.")                       part by return of the subscription
                                    monies without interest.
Date:_________________, 20___
                                    Accepted by Company:

----------------------------------  ----------------------------------
                                    Authorized officer
----------------------------------
(Signature(s) of Subcriber(s))      for _________________ Shares


----------------------------------
Social Security or Tax I.D.

The certificates for such stock are
to be issued as follows:
                                    Check one if more than one owner:
----------------------------------
                                    [ ] Joint tenants WRS
Name(s)                             [ ] Tenants in Common
                                    [ ] Custodian under UGMA
----------------------------------
                                    Other:_____________________

----------------------------------

Address

----------------------------------

----------------------------------

 Exhibit 10.2 -  Consent of Daniel J. Baier, CPA, P.C., Certified Public
Accountant


                                          2541 Monroe Avenue - Suite 304
                                            Rochester, New York  14618
Daniel J. Baier, CPA, P.C.                        (716) 271-450
-----------------------------------------------------------------------
Certified Public Accountant-Business and Financial Advisory Services


                                              November 22, 2000


          CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I consent to the reference of my firm under the caption "Experts" and to the use of my report on the August 31, 2000 financial statements in the Registration Statement Form SB-1 dated November 22, 2000 and the related Prosectus of EZEE Rider Corp.for the registration of 1,000,000 shares of common stock.

                                         /s/  Daniel J. Baier
                                        ----------------------
                                              Daniel J. Baier